UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2018

Commission File Number: 000-55899

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

(Exact Name of Registrant as Specified in Its Charter)

Avenida Prolongación Paseo de la Reforma 500

Colonia Lomas de Santa Fe

Delegación Álvaro Obregón

01219, Ciudad de México

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

TABLE OF CONTENTS

ITEM
1.	Details of Agenda for the Ordinary Stockholders' Meeting to be held on February, 21 2018.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

By:	/s/ Hector Chávez Lopez
	Name:	Hector Chávez Lopez
	Title:	Executive Director of Investor Relations

Date: February 9, 2018

Item 1

BANCO SANTANDER (MEXICO), S.A., INSTITUCION DE BANCA MULTIPLE,

GRUPO FINANCIERO SANTANDER MEXICO.

ORDINARY STOCKHOLDERS' MEETING

FEBRUARY, 21 2018

Ordinary Stockholders' Meeting

We inform the Stockholders of the details on the items to be discussed at the Ordinary Stockholders’ Meeting (the “Meeting”) pursuant to the Agenda published in the corresponding Call of Meeting dated January 31, 2018:

ITEM I

Discussion and, if applicable, approval to create a fund to repurchase the Company's shares.

The repurchase of shares by the issuers listed on the Mexican Stock Exchange (Bolsa Mexicana de Valores), is regulated by the Mexican Securities Market Law (Ley del Mercado de Valores), whichallows issuers to acquire and place their own shares. The funds from repurchases are used when the share price is considered attractive (in valuation).Another purpose of a repurchase fund is to increase the supply and demand by providing more liquidity to investors, greater stock liquidity and maintaining an orderly behavior in price, avoiding high volatility.

Accordingly, the creation of a fund to repurchase the Company’s shares, in the amount of $12,800'000,000.00 Mexican pesos, will be proposed to the Shareholders, in the understanding that the funds in question will be obtained from the account of "Results of prior financial years".

Shareholders will also be asked to consider empowering the Assets and Liability Committee (Alco) to design and execute the strategy for the Repurchase Fund; the Committee is the structural risk decision-making body, which will confirm the persons appointed by the General Director to be in charge of the operation and information of the fund, including the execution of the documents and contracts needed for the operation, as well as to perform any procedures, formalities and obtain any authorizations necessary before governmental authorities, free of any liability arising out of such acts.

ITEM II

Appointment of special delegates to formalize and carry out the resolutions adopted by the Meeting.

It will be proposed to appoint Mr. Marcos Alejandro Martínez Gavica, Héctor Blas Grisi Checa, Fernando Borja Mujica and Ms. Rocío Erika Bulhosen Aracil, so that any of them or their delegates may carry out any and all of the steps and proceedings necessary before the competent authorities in order to obtain the corresponding authorizations for the fulfillment of the resolutions adopted at this Meeting. Likewise, it will be proposed to appoint them as Special Delegates of the Meeting so that, in the name and on behalf of the Company, any of them, individually, may appear before a Notary Public of their choice to obtain the certification of these minutes, and, if they consider it necessary or convenient, to prepare, subscribe and present the notices as required before any authority.